Alaska Pacific Bancshares, Inc.

News Release
For Immediate Release

ALASKA PACIFIC ANNOUNCES RESULTS
FOR FIRST QUARTER

JUNEAU, Alaska, May 4, 2004 -- Alaska Pacific Bancshares, Inc. (OTCBB: AKPB), the parent company of Alaska Pacific Bank, announced net income of $171,000, or $.27 per diluted share, for the first quarter of 2004, compared with $117,000 ($.19 per share) in the previous quarter and $85,000 ($.14 per share) in the first quarter of 2003.

Net interest income for the first quarter of 2004 increased $69,000 (3.9%) compared with the fourth quarter of 2003 and increased $167,000 (10.1%) compared with the first quarter of 2003. These increases were the result of higher average loans and reduced average balances of cash equivalents and investment securities, resulting in an improved net interest margin on earning assets of 4.75% in the first quarter, compared with 4.59% last quarter and 4.61% in the first quarter of last year.

Loans (excluding loans held for sale) were $133.4 million at the end of the first quarter, an increase of $8.1 million (6.5%) from the previous quarter and an increase of $29.8 million (28.8%) from a year ago. "In spite of a relatively 'flat' economy in our market area," said Craig E. Dahl, Alaska Pacific's President and Chief Executive Officer, "we have been successful in increasing our customer base, especially among small businesses." Total deposits were $137.8 million, a seasonal decline of 0.6% from last quarter, but an increase of 6.2% from a year ago.

Total nonperforming assets at March 31, 2004 were $681,000, a 10.6% increase over year end 2003, but a 63.9% decrease from March 31, 2003. Favorably impacting the first quarter was the receipt of $194,000 under a USDA loan guarantee. The allowance for loan losses was increased by $89,000 of this amount as a loan loss recovery. The remaining $105,000 was recognized as a recovery of interest and of costs expensed in previous quarters.

Gains on sale of mortgage loans were $56,000 in the first quarter, an increase of $33,000 from the previous quarter, but a $126,000 decrease from the first quarter of 2003, which benefited from significant mortgage refinancing activity at that time. Other noninterest income in the first quarter amounted to $239,000, little changed from $238,000 in the previous quarter and $244,000 in the first quarter of 2003.

Total noninterest expense of $1.8 million in the first quarter of 2004 was also nearly unchanged from the previous quarter and from the first quarter of 2003 (excluding the $85,000 loss on sale of building last year). However, excluding net expense and recoveries on repossessed properties, which is often highly variable, other noninterest expense increased $79,000 (4.5%) from the previous quarter and $119,000 (6.9%) from the first quarter of 2003.

As previously announced, the Company declared a regular quarterly dividend of $.07 per share, payable May 14, 2004, to shareholders of record as of May 3, 2004.

Forward-Looking Statements

Certain matters in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements relate to, among others, expectations of the business environment in which the Company operates, projections of future performance, perceived opportunities in the market, potential future credit experience, and statements regarding the Company's mission and vision. These forward-looking statements are based upon current management expectations, and may, therefore, involve risks and uncertainties. The Company's actual results, performance, or achievements may differ materially from those suggested, expressed, or implied by forward-looking statements due to a wide range of factors including, but not limited to, the general business environment, interest rates, the economy in Southeast Alaska, the real estate market, competitive conditions between banks and non-bank financial services providers, regulatory changes, and other risks detailed in the Company's reports filed with the Securities and Exchange Commission.

Contact: Roger K. White   Craig E. Dahl
Senior Vice President and CFO   or   President and CEO
907-790-5135   907-790-5101

Alaska Pacific Bancshares, Inc.

Financial Highlights (Unaudited)
First Quarter 2004
(dollars in thousands, except per-share amounts)

	Three Months Ended		
	March 31, 2004	December 31, 2003	March 31, 2003
Condensed Income Statement:			
Interest income	$2,223	$2,169	$2,175
Interest expense	(402)	(417)	(521)
Net interest income	1,821	1,752	1,654
Provision for loan losses	(75)	(60)	(75)
Gain on sale of mortgage loans	56	23	182
Other noninterest income	239	238	244
Nonrecurring loss on sale of building	-	-	(85)
Repossessed property recoveries (expenses), net	90	9	(51)
Other noninterest expense	(1,846)	(1,767)	(1,727)
Net income before income tax	285	195	142
Income tax expense	(114)	(78)	(57)
Net income	$ 171	$ 117	$ 85
Earnings per share:			
Basic	$ .29	$ .20	$ .15
Diluted	.27	.19	.14
Performance Ratios:			
Return on average equity	4.46%	3.08%	2.28%
Return on average assets	0.42	0.29	0.22
Yield on average earning assets	5.80	5.68	6.06
Cost of average interest-bearing liabilities	1.27	1.31	1.72
Interest rate spread	4.52	4.37	4.34
Net interest margin on:			
Average earning assets	4.75	4.59	4.61
Average total assets	4.46	4.28	4.32
Efficiency ratio (a)	85.24	88.34	98.16
Average balances:			
Loans	$131,591	$121,042	$107,096
Earning assets	153,399	152,832	143,527
Assets	163,157	163,671	153,227
Interest-bearing deposits	117,267	117,874	112,007
Total deposits	136,873	137,759	127,383
Interest-bearing liabilities	126,340	127,169	121,290
Shareholders' equity	15,350	15,179	14,926
Average shares outstanding:			
Basic	595,262	588,376	581,454
Diluted	635,262	623,864	615,613

	March 31, 2004	December 31, 2003	March 31, 2003
Balance sheet data:			
Total assets	$164,248	$164,559	$156,660
Loans, before allowance	133,400	125,282	103,611
Loans held for sale	2,069	2,938	2,418
Investment securities	10,614	11,292	16,985
Total deposits	137,831	138,612	129,753
Federal Home Loan Bank advances	8,998	9,219	9,883
Shareholders' equity	15,443	15,257	14,885
Shares outstanding (b)	626,132	626,132	623,132
Book value per share	$24.66	$24.37	$23.89
Asset quality:			
Allowance for loan losses	$1,311	$1,159	$1,200
Allowance as a percent of loans	0.98%	0.93%	1.16%
Nonaccrual loans	$371	$313	$1,599
Total nonperforming assets	681	616	1,889
Net chargeoffs (recoveries) for quarter	(77)	2	27

(a) Noninterest expense divided by the sum of net interest income and noninterest income, excluding gains on sale of loans or securities.

(b) Excludes only treasury stock.